Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

4 August 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Westpac intends to accept IWL offer for JDV

Westpac Banking Corporation (Westpac) has today informed the respective Boards of JDV Limited (JDV) and IWL Limited (IWL) that it intends, in the absence of a higher offer, to accept the current IWL offer for shares in JDV on 18 August 2005.  Westpac will elect to take cash as the form of consideration for its shares in JDV.

Westpac has also advised JDV that in the event that IWL gains control of JDV Westpac’s subsidiaries, Westpac Securities Limited and BT Portfolio Services Limited, will waive their change of control rights under their service agreements with JDV.

Yours faithfully

Emma Lawler

Head of Group Secretariat